EXHIBIT 99.1

Stock Purchase Agreement

This Agreement (this “Agreement”) is made and entered into on this  16th day of September, 2009 (the “Effective Date”),

between

Liaoning GaoKe Energy Group Company Limited, (“GaoKe”) a company incorporated under the laws of China and having its registered office at No.44 Tiexi District Jingxiang North Street Shenyang City, China;

and

EVATECH Co. Ltd (“Evatech”), a company incorporated under the laws of Japan and having its registered office at 188 ouchi Kumiyama-cho Kuze-gun, Kyoto, Japan.

GaoKe and Evatech shall hereinafter be individually referred to as a “Party” and collectively as the “Parties”.

RECITALS:

Whereas Evatech is currently under going civil rehabilitation proceedings at Kyoto District Court, Japan (the “Rehabilitation Proceedings”), pursuant to which it is required to prepare a recovery plan to be approved under Article 2(3)) of the Civil Rehabilitation Act (“Recovery Plan”).

Whereas Evatech undertakes in its proposed Recovery Plan to conduct a share buy back of all Stock at zero value which it has previously issued to the stockholders listed in Exhibit A hereto (“Stockholders”).

Whereas GaoKe desires to acquire from Evatech one hundred percent (100%) of the Stock it bought back from the Stockholders in accordance with the terms specified in this Agreement.

Whereas Evatech desires to sell one hundred percent (100%) of the Stock to GaoKe in accordance with the terms specified in this Agreement.

Whereas GaoKe and Evatech entered into a Memorandum of Understanding on 9 July, 2009 as further amended on 11 August 2009 (the “MOU”), and desire to identify this Agreement as the Definitive Agreement as set forth in the MOU.

NOW THEREFORE, the Parties agree as follows:

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1.	SALE AND PURCHASE OF STOCK

1.1	“Stock” shall mean all common stock of Evatech with voting rights, which have been issued and are outstanding being 28,670 shares.

1.2	On the date on which the Recovery Plan is approved by the Court (the “Approval Date”), Evatech shall forward to GaoKe a copy of the Recovery Plan duly approved by the Court.

1.3	On the later of:

a)	the Approval Date; or

b)	the date each of the Conditions and Obligations in Clause 3 below have been satisfied in full,

as part of the Recovery Plan, Evatech shall conduct a share buy back at zero value of the entire Stock from the Stockholders (“Evatech Share Buy Back”).

1.4	Subject to the terms and conditions of this Agreement,

a)
Evatech shall sell and transfer the Stock to GaoKe against the receipt of the price of Forty Nine Million Nine Hundred Thousand United States Dollars (US$49,900,000) (the “Total Investment”), from GaoKe; and

b)
upon receipt of a duly authenticated copy of Evatech’s share registry showing GaoKe as the sole registered holder of the Stock (free of any security including any mortgage, lien, charge, pledge, trust, power, title retention, preferential right, interest or arrangement, restrictive or positive covenant or any agreement to create any of them or allow them to exist (“Encumbrances”)), GaoKe shall pay the Total Investment to Evatech by telegraphic transfer to the bank account to be designated by Evatech within seven (7) days after the receipt of the preceding duly authenticated copy (the “Closing Date”).

1.5	Evatech acknowledges that the Total Investment will be transferred by GaoKe in United States Dollars and Evatech agrees it shall bear all currency risk in relation to such transfer.

2.	LETTER OF GOOD STANDING

2.1
For the purpose of ensuring the payment by GaoKe set forth in Clause 1.4, GaoKe shall deliver to Evatech letter(s) of reference (“Letter of Reference”) issued by GaoKe’s bank in China within seven (7) days after the Effective Date.

2.2	The Letter of Reference shall confirm that GaoKe has on deposit at such bank(s) sufficient available funds to make payment of the Total Investment as required under this Agreement.

3.	CONDITIONS AND OBLIGATIONS

3.1	The obligations of GaoKe under this Agreement shall be subject to the conditions that:

a)	all the terms, covenants and conditions of this Agreement to be complied with and performed by Evatech shall have been fully complied with and performed in all material respects;

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b)	the representations and warranties of Evatech contained herein shall be true and correct as of the Closing Date;

c)	the Recovery Plan contains substantially the same terms as set out in Exhibit B and can be implemented in accordance with its terms;

d)	Evatech having completed the Evatech Share Buy Back and none of its assets are subject to any Encumbrances except those stipulated in the Recovery Plan;

e)	Evatech having received, from both the Court and the administrator appointed by the Court (“Administrator”),

(i)	the necessary approval for Evatech to be a party to this Agreement; and

(ii)	the necessary consent for the transfer of the ownership of the Stock to GaoKe;

f)	Evatech having:

(i)
entered into an entrustment agreement with Mr. Eiji Ino for the appointment of him to become the Representative Director of Evatech for a term of three (3) years with such entrustment agreement to include provisions in relation to certain technology developed and held by Evatech;

(ii)	passed a shareholder resolution to approve the terms of the entrustment agreement in clause 3.1(f)(i) above; and

(iii)	in the event Mr Eiji Ino is required to resign as a Representative Director of Evatech for any reason (including but not limited to his personal bankruptcy), Evatech having passed:

(a)	a shareholder resolution to re-appoint Mr Eiji Ino as a Director of Evatech; and

(b)	a board resolution to appoint Mr Eiji Ino as a Representative Director of Evatech.

g)	Evatech having:

(i)
entered into an entrustment agreement with Mr. Jinxiang Lu to appoint him as Representative Director and Chairman of the Board of Directors and an entrustment agreement with Mr. John S. Lin to appoint him as Representative Director of Evatech for terms of three (3) years; and

(ii)	passed a shareholder resolution to appoint Mr. Jinxiang Lu and Mr. John S. Lin as Director of Evatech; and

(iii)	passed a board resolution to appoint Mr. Jinxiang Lu as a Representative Director and Chairman of the Board of Directors and Mr. John S. Lin as a Representative Director.

h)	Evatech having procured the resignation of the following members of the Board of Directors of Evatech as of the Closing Date:

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(i)	Takashi Kato;

(ii)	Yukio Yokoi;

(iii)	Kenichi Ichisaka;

(iv)	Tetsuo Hayashida;

(v)	Shinichiro Ishihara; and

(vi)	Akira Watanabe;

and Evatech having procured each of the above persons to enter into employment agreements with Evatech (in a form satisfactory to GaoKe) under which each such person will be employed as a management level employee of Evatech for a minimum of 3 years from the Closing Date;

i)
Evatech having procured the amendment of the employment agreements between Evatech and the employees listed in Exhibit C to the effect that such employees undertake not to terminate their employment with Evatech for a minimum of three (3) years following the Closing Date;

j)
the liabilities, obligations, indebtedness and commitments of Evatech as of the Closing Date are not materially different than the list of liabilities, obligations, indebtedness and commitments disclosed by Evatech to GaoKe as of the date of this Agreement; and

k)	Evatech having provided to GaoKe:

(i)	its audited financial statement for the period ending 31 August 2009 and such financial statement is satisfactory to GaoKe in its sole discretion; and

(ii)	an audited closing financial statement dated no earlier than 2 weeks before the Closing Date that is not materially different to the audited financial statement provided under Clause 3.1(k)(i) above.

l)
GaoKe having obtained all PRC governmental or regulatory authority approvals and other authorizations to transfer the Total Investment outside the PRC and complete the transaction contemplated by this Agreement, including but not limited to:

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(i)	any approvals required from the NDRC (National Development and Reform Commission);

(ii)	any required overseas investment approvals from MOFCOM (Ministry of Commerce); and

(iii)	any required foreign exchange control approvals from SAFE (State Administration of Foreign Exchange).

3.2	The obligations of Evatech under this Agreement are subject to the conditions that:

a)	all the terms, covenants and conditions of this Agreement to be complied with and performed by GaoKe shall have been fully complied with and performed in all material respects; and

b)	the representations and warranties of GaoKe contained herein shall be true and correct as of the Closing Date.

3.3
The respective obligations of GaoKe and Evatech hereunder, are subject to the condition that, on the Closing Date no action or proceeding shall be pending or threatened with respect to which an unfavorable judgment, decree or order would:

a)	prevent or make unlawful the carrying out of this Agreement;

b)	cause the transaction contemplated by this Agreement to be rescinded; or

c)	require GaoKe to divest itself of the Stock to be acquired or any assets of Evatech.

4.	REPRESENTATIONS AND WARRANTIES AND COVENANTS

4.1	Evatech represents, warrants and agrees that as of the Effective Date and the Closing Date:

a)	Evatech is duly incorporated, validly existing under the laws of Japan, and is a corporation subject to Rehabilitation Proceedings under the Civil Rehabilitation Act;

b)	Evatech has the complete ability to execute its right and its action to enter into and perform under this Agreement except for the matters restricted by the Civil Rehabilitation Act;

c)	the execution of this Agreement and the performance of the transactions contemplated hereunder are acts within the scope of the purpose of Evatech;

d)
Evatech has completed all the procedures required by the laws, its articles of association and other internal rules to enter into and perform this Agreement (except that the approvals and consents set out in Clause 3.1(e) above have not been obtained as of the Effective Date);

e)	the execution of this Agreement and the performance and transactions under this Agreement by Evatech do not:

(i)	violate the laws or authorizations Evatech is bound by; or

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(ii)	violate Evatech’s articles of association or other internal rules;

f)
the person who signs or attaches the seal to this Agreement as the representative of Evatech is authorized to sign or attach the seal to this Agreement as the representative of Evatech under the laws, the articles of association, and the procedures required by any other internal rules;

g)	the materials, documents and information provided by Evatech to GaoKe in writing or orally, are true and accurate in all material aspects;

h)
Evatech has not presented a petition or made a resolution for proceedings for bankruptcy or any other proceeding related to its liquidation except with respect to the petition for the Rehabilitation Proceedings;

i)	all 28,670 shares of the Stock have been validly issued, are outstanding free of any Encumbrances and Evatech has the right to sell the Stock to GaoKe;

j)	Evatech has no obligation to issue or sell any shares under any options, warrants or other rights;

k)
the financial statements that Evatech provided to GaoKe during the due diligence according to the MOU are substantially correct and complete and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis as applicable to Evatech;

l)
on the Closing Date, Evatech’s assets are not subject to any Encumbrances and Evatech has no substantial liabilities or contractual obligations, absolute or contingent, which are not shown or provided for in the balance sheet audited by Aska & Co. as of July 31st, 2009, except: (i) those expressly listed or referred to in the other documents provided to GaoKe; and (ii) obligations or liabilities arising out of the operation of its business in the ordinary course and not commonly required to be referred to in financial statements; and (iii) contingency fee and whichever expenses due for attorney, consultant or whomever involved to close the financial structure dealt in this Agreement, provided, however, that the total of such fees and expenses referred to in this Clause 4.1(l) shall not exceed One Million United States Dollars (US$1,000,000) (subject to Clause 4.1(p) below) unless otherwise agreed by GaoKe;

m)
there are no actions, suits, or proceedings, pending or, to the knowledge of Evatech, threatened which may result in any adverse judgment or liability, in excess of One Hundred Thousand United States Dollars (US$100,000) in the aggregate, or which may result in any material adverse change in the business, operations, properties or assets or in the condition, financial or otherwise, of Evatech;

n)	Evatech is not in default with respect to any order, writ, injunction or decree of any court or governmental department, commission, board, agency or instrumentality, domestic or foreign;

o)	Evatech has complied in all material respects with all laws, regulations and judicial or administrative tribunal orders applicable to its business; and

p)
Evatech is not required to make any payment to Shibatsu Co., Ltd (whether under the Outsourcing Agreement between Evatech and Shibatsu Co., Ltd dated 16 March 2009 or otherwise) or, if such payment is agreed, it will not exceed Twenty Five Million Japanese Yen (JPY 25,000,000) plus any taxes payable by Evatech on such payment in total.

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4.2	GaoKe represents, warrants and agrees that as of the Approval Date and the Closing Date:

a)	GaoKe is a corporation duly organized and validly existing under the laws of China.

b)
the Board of Directors of GaoKe has duly approved this Agreement and has authorized and approved the performance by GaoKe of all the acts and transactions contemplated hereby on the terms contained in this Agreement;

c)	the execution and carrying out of this Agreement, to the best of the knowledge and belief of GaoKe, will not violate any provisions of the laws of China or Japan; and

d)	GaoKe understands that no public market now exists for any of the Stock issued by Evatech, and that Evatech has made no assurances that a public market will ever exist for the Stock.

4.3	Evatech covenants that Evatech will not at any time, without the consent of GaoKe:

a)	present a petition for legal bankruptcy or other insolvency proceeding related to its liquidation; or

b)	discriminate against, nor grant any favorable treatment to, any creditor.

4.4	Evatech covenants that:

a)	Evatech will at all times:

(i)
make its best efforts to promptly obtain the approval for the draft in Exhibit B to become the Recovery Plan draft and other matters requiring an authorization of the Court or an approval of the Administrator;

(ii)	comply with the Civil Rehabilitation Act, other laws and the decisions/orders of the Court;

(iii)	perform in accordance with the settlement arrangement agreed with the secured creditors as listed in the Recovery Plan;

(iv)	conduct itself in accordance with the authorized or approved plans, including but not limited to the Recovery Plan;

(v)
prepare and maintain its accounting books and other financial records listing accurately, among other things, its transactions, assets and liabilities in accordance with the Companies Act of Japan, ther laws and standard accounting practice;

(vi)
until the Closing Date, provide to GaoKe on a bi-weekly basis management reports setting out in detail the business of Evatech and all cash flows including the disbursement of the funds obtained through the bridging loans provided to Evatech by GaoKe pursuant to the MOU;

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b)	in the event Evatech plans to do any of the following, it will give prior written notice to, and consult with, GaoKe:

(i)	receive a loan from a third party;

(ii)	create a security interest for a third party;

(iii)	give a guarantee to a third party;

(iv)	sell or encumber any major assets;

(v)	transfer any of its business operations;

(vi)	merge or spin off;

(vii)	make a loan to a third party (excluding a loan to a subsidiary or affiliate or a small loan);

(viii)	present a petition for change in Recovery Plan and others;

c)	until the Closing Date, Evatech will immediately report to GaoKe when there is a reasonable possibility that any event below is likely to occur or does in fact occur:

(i)	there is a significant change regarding the representations and warranties or the covenants in this Clause 4;

(ii)	an event that adversely affects the execution or implementation of the Rehabilitation Proceedings or the Recovery Plan;

d)	upon GaoKe’s request, Evatech will immediately report to GaoKe regarding the progress of negotiations or settlement with the creditors listed in the Recovery Plan;

e)	Evatech will report to GaoKe from time to time any developments with respect to the Rehabilitation Proceedings;

f)
   in the event Evatech submits the Recovery Plan draft to the Court, Evatech will submit the draft in advance to GaoKe, in which case GaoKe may express its opinion on the content of such Recovery Plan draft;

g)	the Board of Directors of Evatech as of the Closing Date shall consist of the following members only:

(i)	Eiji Ino;

(ii)	Jinxiang Lu; and

(iii)	John S. Lin

h)
upon receipt of the Total Investment from GaoKe, Evatech may only use such money as contemplated in the Recovery Plan or as prescribed in this Agreement including the immediate repayment to GaoKe of the amount of One Hundred Forty Million Japanese Yen (JPY 140,000,000) representing the bridging loans provided by GaoKe to Evatech pursuant to the MOU and all interest payable thereto as well as the repayments to all creditors as agreed in the Recovery Plan;

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i)
Notwithstanding the foregoing paragraph (h), Evatech may use such money to any payment that is authorized by GaoKe prior to such payment, or any such payment required by Japanese law provided GaoKe is notified of Evatech’s intention to make such payment no later than 5 days before the payment is made;

j)
any funds from the Total Investment that remain following the repayment to GaoKe for the bridging loans provided to Evatech and the repayments to all creditors as agreed in the Recovery Plan shall be used exclusively for Evatech’s business operations as directed by GaoKe in its capacity as shareholder of Evatech; and

k)
GaoKe covenants that following closing of the transaction contemplated in this Agreement, it shall file a post-transaction report with the Ministry of Finance through the Bank of Japan with respect to the acquisition of the Stock.

5.	MANAGEMENT STRUCTURE AND EMPLOYEES

5.1
GaoKe will not change the current operating team of Evatech as listed in Exhibit D hereto (other than the changes set out in Clause 3.1(h) above) and shall use its best efforts to maintain the management structure of Evatech for a period of three (3) years following the Closing Date.

5.2
Evatech shall use its best efforts to keep its current employees, as listed in Exhibit E hereto, especially those employees in the research and development section, for a period of three (3) years following the Closing Date.

6.	CONFIDENTIALITY

6.1
During the term of this Agreement and for three (3) years following any expiration or termination hereof, except as may be required by applicable laws, neither of the Parties nor their respective affiliate companies shall, without the prior written consent of the other Party:

a)
disclose to any person or entity (other than directors and employees of the Parties and their respective advisers on a “need to know” basis) any information which may be acquired from the other Party in relation to this Agreement or any other agreements entered into pursuant to this Agreement;

b)	make any public announcement or press release with regard to the subject matter hereof or to the existence of this Agreement without the prior written consent of the other Party.

6.2	The obligations set forth in this Clause 6 shall not apply to the extent that the disclosed information:

a)	is part of the public domain prior to the disclosure by the disclosing Party to the receiving Party;

b)	enters the public domain after disclosure by the disclosing Party to the receiving Party without breach of this Agreement by the receiving Party;

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c)	was known to the receiving Party prior to disclosure by the disclosing Party;

d)	is received by the receiving Party from a third party not under an obligation of secrecy to the disclosing Party; or

e)	is required to be disclosed by law or by the rules of any recognized stock exchange, or governmental or other regulatory body.

6.3
In the event this Agreement is terminated for any reason, including but not limited to because the transaction contemplated by this Agreement does not close on the Closing Date, the Parties shall return to each other, or destroy in accordance with their respective instructions, any and all information disclosed under this Agreement to each other.

7.	TAX AND EXPENSES

7.1	Both Parties shall pay any taxes imposed by law in their respective countries in respect of this Agreement.

7.2	GaoKe shall pay its own expenses and Evatech shall pay its own expenses incident to this Agreement and the transactions contemplated hereby.

8.	NOTICES

Any notices under this Agreement shall be addressed to both the President and Contract Administrator of such party at the address set forth below.

GaoKe

President: Jinxiang Lu, CEO
                      Tel:   +86 24 8953 5588
                      Fax: +86 24 2585 9298
                     e-mail :  shoulong@188.com

Contract Administrator: John S. Lin, COO
                     Tel:   +86 10 6598 9855
                      Fax: +86 10 6598 9853

                     e-mail : john@apowerenergy.com

Evatech

President: Eiji Ino, CEO
                        Tel:  +81 75 631 7708
                        Fax: +81 75 631 7890
                        e-mail : eva.top@evatech.co.jp

Contract Administrator: Jin Wang, Assistant Manager, Sales Div.
                           Tel: +81 75 631 7708
                           Fax: +81 75 631 7890
                           e-mail : j.wang@evatech.co.jp

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9.	NO ASSIGNMENT

Neither Party may, directly or indirectly, in whole or in part, assign or transfer this Agreement, without the other Party’s prior written consent. Any attempted assignment or transfer without such prior written consent shall be voidable at the sole option of the other Party.  Without limiting the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns.

10.	FURTHER ASSURANCE

Evatech shall promptly execute and deliver all such documents, and do all such things, as GaoKe may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement.

11.	AMENDMENT

Any addition or amendment to this Agreement shall be invalid unless reduced to writing and signed by both Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all prior agreements and communications, whether written or oral, between the Parties with respect to the subject matter hereof.

13.	WAIVER

A waiver by either Party of any of the terms and conditions of this Agreement in any instance will not be deemed or construed to be a waiver of such terms or conditions for the future, or of any subsequent breach thereof.

14.	LANGUAGE

This Agreement has been discussed and executed in the English language. It may be translated for convenience into other languages, but all interpretations of this Agreement shall be in accordance with and governed by the original English language text.

15.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Japan.

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16.	DISPUTE RESOLUTION

16.1
Any dispute or controversy between the Parties which may arise out of or in relation to this Agreement, including with respect to the validity, invalidity, breach or termination hereof, shall first be attempted to be settled by friendly arrangements between the Parties.

16.2
If an amicable settlement is not reached, such a dispute or controversy shall be finally settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with such Rules.

16.3	The number of arbitrators shall be one or three.

16.4	The arbitration proceedings shall be conducted in English.

17.	ATTORNEY’S FEES

In the event a Party to this Agreement initiates any action, suit, motion, application, arbitration or other proceeding which concerns the interpretation or enforcement of this Agreement, the prevailing Party in such action, suit, motion, application, arbitration or other proceeding, or judgment creditor, shall be entitled to recover its reasonable costs and reasonable attorneys’ fees from the non-prevailing Party or judgment debtor, including costs and fees on appeal, if any, without giving effect to any statutory presumption or limitation.

18.	AGREEMENT SURVIVES CLOSING

This Agreement (other than obligations that have been fully performed) remains in full force after closing of the transaction contemplated herein.

19.	SEVERANCE

19.1
If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

19.2
If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted or modified, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

20.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each Party had signed the same document.

21.	TERMINATION

This Agreement shall be terminated automatically if Evatech fails to obtain the consent required under Clause 3.1(e)(i) by September 30, 2009.

Signature Pages Follow

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed by their duly authorized officer or representative as of the date and year first above written.

Signed on behalf of Liaoning GaoKe Energy Group Company Limited

Signed by:

Name:

Title:

Signed on behalf of Evatech Co. Ltd

Signed by:

Name:

Title:

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Exhibit A:

List of Existing Shareholders of Evatech
As of 2009/09/01
NO.	NAME	ADDRESS	SHARE
1	EIJI INO	4-13-6,HIRAODAI, UJI-SHI, KYOTO	10,975
2	TADAHIRO INO	35-1, UJIWAKAMORI, UJI-SHI, KYOTO	3,560
3	TAKASHI KATO	11-1-202, OTOKOYAMASHIGETSU, YAWATA-SHI, KYOTO	2,084
4	TAKAAKI TOTTORI	30-11, KITAYAMA, ISEDACHO, UJI-SHI, KYOTO	2,080
5	KAZUYO INO	4-13-6,HIRAODAI, UJI-SHI, KYOTO	1,400
6	KAZUKO TOTTORI	30-11, KITAYAMA, ISEDACHO, UJI-SHI, KYOTO	1,400
7	YUKIO YOKOI	14-3-806, KAWAHIGASHICHO, FUSHIMI-KU, KYOTO-SHI, KYOTO	960
8	JAPAN ASIA INVESTMENT CO.,LTD.	2-13-5, NAGATACHO, CHIYODA-KU, TOKYO	900
9	SHIGAGIN LEASE CAPITAL CO.,LTD.	4-28, HAMAMACHI, OTSU-SHI, SHIGA	800
10	KIYOSHI IWAMA	1-10-1, BIWADAI, UJI-SHI, KYOTO	600
11	KAZUKO ASAI	17-4, UGUISUDANICHO, SHIBUYA-KU, TOKYO	461
12	KAZUO HARA	1-10-11, SAGINUMA, MIYAMAE-KU, KAWASAKI-SHI, KANAGAWA	461
13	HISASHI IRIE	28-9, TONGARIYAMA, HIRONO-CHO, UJI-SHI, KYOTO	364
14	MITSUBISHI UFJ CAPITAL CO.,LTD.	2-14-1, KYOBASHI, CHUO-KU, TOKYO	300
15	REF-LITE CO.,LTD.	547, ASAKURACHO, NAKAGYO-KU, KYOTO-SHI, KYOTO	200
16	CHUSHIN VENTURE CAPITAL CO.,LTD.	91, KANKOBOKOCHO, SHIMOGYO-KU, KYOTO-SHI, KYOTO	200
17	JAPAN SCIENCE ENGINEERING CO.,LTD.	1, KUGUSO, TERADOCHO, MUKO-SHI, KYOTO	180
18	TETSUJI OGAWA	3-32-7, MIYANOSAKA, HIRAKATA-SHI, OSAKA	165
19	TETSUO HAYASHIDA	75-1-305, MIYADANI, HIRONOCHO, UJI-SHI, KYOTO	160
20	JRO,INC.	4-20-3, EBISU, SHIBUYA-KU, TOKYO	160
21	KATSUE ISHIDA	2-13-19, FUKAZAWA, SETAGAYA-KU, TOKYO	153
22	ISAO KISHIMOTO	35-1-303, YAWATASANBONBASHI,YAWATA-SHI, KYOTO	142
23	TOMOAKI KADONO	78-17, NAKAYAMA, ISEDACHO, UJI-SHI,KYOTO	140
24	AKIRA WATANABE	1-57-20, SHINSAKURAGAOKA, HODOGAYA-KU, KANAGAWA	106
25	HARUYO KISHIMOTO	39-416, KOWATAOGURAYAMA, UJI-SHI, KYOTO	105
26	TANKYO CO.,LTD	4-2, ICHIGAYAHUNAGAWARAMACHI, SHINJUKU-KU, TOKYO	100
27	SHINICHIRO ISHIHARA	22-1-102, MINAMIAKUTAGAWACHO, TAKATSUKI-SHI, OSAKA	84
28	HAJIME KUBOTA	7-12, SHIMOKOMAKURUMATSUKE, SEIKA-CHO, SOURAKU-GUN, KYOTO	79
29	KUNIHISA KATO	7-14-17, KISABE, KATANO-SHI, OSAKA	78
30	YOSHINOBU KOTANI	96-31, MINAMIHORIIKE, OGURA-CHO, UJI-SHI, KYOTO	71
31	KENICHI ICHISAKA	1-16-27-929, MIKUNIHONMACHI, YODOGAWA-KU, OSAKA-SHI, OSAKA	50
32	HIROSHI SHINODA	344-2-208, ICHINOTSUBO, MAKISHIMA-CHO, UJI-SHI, KYOTO	41
33	SANJI MINAI	651, ARABARI, RITTO-SHI, SHIGA	38
34	MASAYA HYODO	20-3, TAKAMIYASHINMACHI, NEYAGAWA-SHI, OSAKA	23
35	KOZO OKAMOTO	13, GORYOKITAYAMACHO, NISHIGYO-KU, KYOTO-SHI, KYOTO	20
36	TAKASHI KOIZUMI	91-2, TERADAIMABORI, JOYO-SHI, KYOTO	8
37	MASAKI MORI	2-25-30-102, MINAMIKUZUHA, HIRAKATA-SHI, OSAKA	8
38	KOJI MORI	433-13, YODOSAIMECHO, FUSHIMI-KU, KYOTO-SHI, KYOTO	7
39	TOYOHIKO MURAMATSU	2-6, KITAKUZUHACHO, HIRAKATA-SHI, OSAKA	7
	TOTAL		28,670

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Exhibit B

Proposed recovery plan to be submitted to the court
(to be replaced by the latest plan)

Year 2009 #10 (re)
Rehabilitation debtor: Evatech Co., Ltd.

REHABILITATION PLAN DRAFT
18 September 2009
Attention: Kyoto District Court, the Fifth Civil Division

Representatives of rehabilitation debtor [two attorney names]

Rehabilitation debtor: Evatech Co., Ltd.
Representative Director:  Eiji Ino
1.	Payment of rehabilitation claims

(1)	Total number of rehabilitation creditors: 179 (including creditors who made subrogate payments)

(2)	Total amount of definitive rehabilitation claims	JPY 2,523,459,331

(breakdown)
●	Principal:	JPY 2,520,604,435
●	Interests and late charges accrued until the day before the commencement decree date of the rehabilitation proceedings:	JPY 2,854,896
●	Interests and late charges accrued on and after the commencement decree date of the rehabilitation proceedings:	JPY 0

(3)	Total amount of secured claims	JPY 2,083,534,596

(breakdown)
●	Principal:	JPY 2,070,999,833
●	Interests and late charges accrued until the day before the commencement decree date of the rehabilitation proceedings:	JPY 11,192,458
●	(of which amount necessary to convert the secured claims to unsecured claims	JPY 871,637,537)
●	Interests and late charges accrued on and after the commencement decree date of the rehabilitation proceedings:	1,342,305

(4)	Changes in rights

The following amounts will be discharged when the decision of the approval of the Rehabilitation Plan is established.

1)	Full amount of interests and late charges accrued on and after the commencement decree date of the rehabilitation proceedings.

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2)	80% of the following rehabilitation claims:

1.
The principal of the definitive rehabilitation claims plus the total of interests and late charges against such principal accrued until the day before the commencement decree date of the rehabilitation proceedings.

2.
Balance amount after deducting the amount necessary to convert the secured claims to unsecured claims from the principal of the secured claims plus the total of interests and late charges accrued until the day before the commencement decree date of the rehabilitation proceedings.

(5)	Payment amounts

1)	Definitive rehabilitation claims

Balance of JPY 504,691,906 after the above mentioned relief of 80% (discharged total: JPY 2,018,767,425).

2)	Secured claims

The amount to pay to each secured claims creditors to convert the secured claims to unsecured claims (total: JPY 871,637,537) plus the balance amount of JPY 242,379,414 after the above mentioned discharge of 80% to such balance of the amount to pay to each secured claims creditors to convert the secured claims to unsecured claims (discharged total: JPY 969,517,645).

3)	Total payment amount

Total payment amount of above 1) and 2) (including payment amount to convert the secured claims to unsecured claims) will be JPY 1,618,708,857.

(6)	Payment procedure

The payment amount in the foregoing Article (5) will be made in a single payment for the total amount within one month after the definitive decree date of the approval of the Rehabilitation Plan.

(7)	Other matters regarding payment

1)	Treatment of decimal fraction of the discharged amounts

Any decimal fraction of the discharged amounts will be rounded off.

2)	Designation of bank accounts for payment

The rehabilitation creditors will designate bank accounts in writing, within fourteen days after the definitive decree date of the approval of the Rehabilitation Plan, for payment under the Rehabilitation Plan.  The rehabilitation debtor will bear the bank remittance charges to remit payments under the Rehabilitation Plan to such designated bank accounts.  However, in case bank accounts are not designated as stipulated above, the rehabilitation creditors will receive payments at the head office of the rehabilitation debtor.

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2.	Payment procedure of the common benefit secured claims

Unpaid balance of the common benefit secured claims that accrued until 18 September 2009 is 15,400,000 yen.  The unpaid common benefit secured claims and common benefit secured claims that accrue after the above date will be paid from time to time.

3.	Representation and payment procedure regarding general priority claims

(1)	There are no unpaid general priority claims such as taxes and public dues, labor debts and such others as of 18 September of 2009.

(2)	Payment procedure

General priority claims that accrue after the above date will be paid from time to time.

4.	Post commencement claims

There are no post commencement claims accrued before 18 September 2009.

5.	Matters regarding organization and capital

(1)
Rehabilitation debtor will acquire at zero value all the shares (total of 28,670 outstanding shares, as the numbers are listed in the column for the shareholding numbers in the attached shareholders’ list) from all the shareholders of the rehabilitation debtor (listed in the attached shareholders’ list).

(2)	The date of acquisition as stipulated in the foregoing paragraph will be the day after the definitive decree date of the approval of the Rehabilitation Plan.

(3)
Of the shares the rehabilitation debtor obtains pursuant to the Item (1) will be allotted to Liaoning GaoKe Energy Group Company Limited according to the matters set out below, with all the outstanding shares (28,670):

1)	Number of subscription shares:	28,670

2)	Payment amount or computation method for the subscription shares Payment amount per share:	1740.50 US dollars

(end)

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Exhibit C

List of employees whose employment agreements must be amended
As of 2009/09/01
NAME	DIVISION	TITLE
YOSHIYUKI BANNO	SALES	GENERAL MANAGER
TADAHIRO INO	SALES	MANAGER
TAKASHI KOIZUMI	SALES	ASSISTANT MANAGER
JIN WANG	SALES	ASSISTANT MANAGER
MAKOTO MIYAUCHI	PV DEVELOPMENT	GENERAL MANAGER
TAKUYA KODAMA	PV DEVELOPMENT	MANAGER
KEIICHI YOSHIMURA	PV DEVELOPMENT	ASSISTANT MANAGER
HAJIME KUBOTA	DESIGN	GENERAL MANAGER
SHUJI OKADA	DESIGN	GENERAL MANAGER
MASAKI MORI	DESIGN	MANAGER
HIROSHI SHOJI	DESIGN	MANAGER
HISASHI WADA	DESIGN	MANAGER
TSUKASA KOYMA	DESIGN	ASSISTANT MANAGER
AKIHIRO NARA	DESIGN	ASSISTANT MANAGER
HISASHI IRIE	PRECISION MACHINE MANUFACTUREING	GENERAL MANAGER
YASUHISA NISHIDA	PRECISION MACHINE MANUFACTUREING	ASSISTANT MANAGER
JUNJI INOUE	PRECISION MACHINE MANUFACTUREING	ASSISTANT MANAGER
SEISHI FUKUSHIMA	PRECISION MACHINE MANUFACTUREING	ASSISTANT MANAGER
KUNIHISA SATO0	DEVELOPMENT PLANNING	MANAGER
NARICHIKA NISHIMURA	DEVELOPMENT PLANNING	ASSISTANT MANAGER
WEI MIN SUN	SHANGHAI OFFICE	GENERAL MANAGER

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Exhibit D

List of current operating team of Evatech

NAME	DIVISION	TITLE
EIJI INO	PRESIDENT	MANAGING DIRECTOR
TAKASHI KATO	ADMINISTRATION	DIRECTOR
YUKIO YOKOI	SALES	DIRECTOR
KENICHI ICHISAKA	SALES	DIRECTOR
TETSUO HAYASHIDA	PRECISION MACHINE MANUFACTUREING	DIRECTOR
SHINICHIRO ISHIHARA	PV DEVELOPMENT	DIRECTOR
AKIRA WATANABE	DEVELOPMENT PLANNING	DIRECTOR

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Exhibit E

List of current employees to be retained
As of 2009/09/01
NAME	TITLE
SALES DIVISION
YOSHIYUKI BANNO	GENERAL MANAGER
TADAHIRO INO	MANAGER
TAKASHI KOIZUMI	ASSISTANT MANAGER
JIN WANG	ASSISTANT MANAGER
YUKARI NISHIMURA
KANAKO MATSUMOTO
HAITAO XUE
PV DEVELOPMENT DIVISION
MAKOTO MIYAUCHI	GENERAL MANAGER
TAKUYA KODAMA	MANAGER
KEIICHI YOSHIMURA	ASSISTANT MANAGER
TOMOKI INO	ASSISTANT MANAGER
KOJIRO KISHIDA	ASSISTANT CHIEF
SHUSUKE NOMURA
YUYA NISHIMURA
SHUYANG LI
RYOSUKE KATAOKA
KOHEI KUMANO
DESIGN DIVISION
HAJIME KUBOTA	GENERAL MANAGER
SHUJI OKADA	GENERAL MANAGER
MASAKI MORI	MANAGER
HIROSHI SHOJI	MANAGER
HISASHI WADA	MANAGER
TSUKASA KOYAMA	ASSISTANT MANAGER
AKIHIRO NARA	ASSISTANT MANAGER
TAKAO KITA	ASSISTANT MANAGER
TSUTOMU SAKAKIBARA	ASSISTANT MANAGER
YASUHIRO HANDA	CHIEF
SHOKO ADACHI	CHIEF
ASAE SASAKI	CHIEF
TOSHIHIRO YANO	ASSISTANT CHIEF
NAOAKI TAKEKITA
TAKUYA MIYAKAMI
PRECISION MACHINE MANUFACTUREING
HISASHI IRIE	GENERAL MANAGER
NOBORU MOURI	GENERAL MANAGER
YOSHINOBU KOTANI	MANAGER
YASUHISA NISHIDA	ASSISTANT MANAGER
JUNJI INOUE	ASSISTANT MANAGER
SEISHI FUKUSHIMA	ASSISTANT MANAGER

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MIKA KASHIWABARA	ASSISTANT MANAGER
TOMOAKI KADONO	ASSISTANT MANAGER
YOSHITAKA NODA	ASSISTANT MANAGER
NAME	TITLE
NAOTO NISHIKAWA	ASSISTANT MANAGER
MASAYA HYODO	CHIEF
YOSUKE MURAI	CHIEF
TAKANOBU MORI	CHIEF
HIROKAZU MICHIKOSHI	ASSISTANT CHIEF
KAZUO SONODA	ASSISTANT CHIEF

SATOSHI OHATA	ASSISTANT CHIEF
HIROSHI DOHI	ASSISTANT CHIEF
YOSHIFUMI YONEDA	ASSISTANT CHIEF
MEGUMI SAKAI	ASSISTANT CHIEF
MIKA KASHIHARA
YOSHIFUMI HIROSE
ZHANG BING ZHENG
KENSAKU NAKANISHI
ZHONG ZHENG YANG
HIROHITO KAWAUCHI
JUNICHI TANABE
DEVELOPMENT PLANNING DIVISION

KUNIHISA SATO0	MANAGER
NARICHIKA NISHIMURA	ASSISTANT MANAGER
SATOSHI AMAGASE	ASSISTANT MANAGER
ISAMU INOUE
MAYUKO YASUDA
MASAYUKI IWATA
RITSUO TANAKA
YASUHIRO YAMAMOTO
ADMINISTRATION DIVISION
SATOKO NISHIKAWA	ASSISTANT MANAGER
YUKO GOBARU	ASSISTANT MANAGER
HARUYO KISHIMOTO
AKIKO SUGIMOTO
SHANGHAI OFFICE
WEI MIN SUN	GENERAL MANAGER
DIN GUO QIAN	CHIEF
TAIWAN BRANCH
CHIH HSIUNG CHENG	MANAGER
CHIUNG HUI HUANG	MANAGER
YI HSIUNG TSENG	MANAGER

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